                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25


                                                 Commission File Number 0-20678

                          NOTIFICATION OF LATE FILING

    (Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR


For Period Ended:  February 29, 1996
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[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                         PART I. REGISTRANT INFORMATION

Full Name of registrant          Physicians Clinical Laboratory, Inc.
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Former name if applicable        N/A
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Address of principal executive office (Street and number)

2495 Natomas Park Drive, Suite 600
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City, State and Zip Code         Sacramento, California 95833
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                        PART II. RULE 12b-25 (b) and (c)


        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c)  The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period.

        The registrant, whose fiscal year ended February 29, 1996, is not able to file its annual report on Form 10-K within the prescribed time period because the registrant has been unable to timely finalize financial statements relating to such period.

                           PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

   Richard M. Brooks                (916)              648-3517
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        (Name)                   (Area Code)      (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   See Exhibit A, attached hereto.           [X] Yes   [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Physicians Clinical Laboratory, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 30, 1995             By:   /s/  Richard M. Brooks
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                                      Richard M. Brooks
                                      Senior Vice President
                                      Chief Financial Officer

                                   EXHIBIT A


PART IV - OTHER INFORMATION

(3) The registrant will report losses for its fiscal year ended February 29, 1996. The precise amount of such losses has not been determined at this time. Based upon preliminary unaudited estimates, however, such losses could be in excess of $45 million. The registrant's operating results were adversely affected by, among other factors, the completion of the registrant's previously disclosed restructuring activities, including write offs of capitalized financing expenses, uncollectible accounts receivable and pre-acquisition costs. In addition, the registrant has incurred increased interest expenses as a result of being in default under its credit agreement with its bank group. The registrant reported a net loss of $5.6 million for the fiscal year ended February 28, 1995.















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